UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

VIASYSTEMS GROUP, INC.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

92553H803
 (CUSIP Number)

December 31, 2013
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]           Rule 13d-1(b)

[     ]           Rule 13d-1(c)

[ X ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 92553H803	Page 2 of 9 Pages

1.	Names of Reporting Persons. BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,984,941
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,984,941
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,984,941
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 19.2%
12.	Type of Reporting Person IA, OO

CUSIP No. 92553H803	Page 3 of 9 Pages

1.	Names of Reporting Persons. STEPHEN H. DECKOFF
2.	Check the Appropriate Box if a Member of a Group (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	3,984,941
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	3,984,941
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,984,941
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 19.2%
12.	Type of Reporting Person IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer

Viasystems Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

101 South Hanley Road, Suite 400, St. Louis, Missouri  63105.

Item 2(a).	Name of Person Filing

This statement is filed by Black Diamond Capital Management, L.L.C. (“Black Diamond”) and Stephen H. Deckoff (“Mr. Deckoff”).  Black Diamond and Mr. Deckoff are each referred to as a “Reporting Person” and collectively as the “Reporting Persons”.  Black Diamond exercises investment discretion on behalf of investment advisory affiliates that serve as investment advisers to certain investment vehicles for whose accounts the Shares (as defined herein) reported herein are held.  Mr. Deckoff is the Managing Principal of Black Diamond.  Black Diamond and Mr. Deckoff accordingly each may be deemed to be the beneficial owner of all of the Shares reported herein.  The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached as Exhibit A to this statement.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Black Diamond is One Sound Shore Drive, Suite 200, Greenwich, CT 06830.  The principal business address of Mr. Deckoff is c/o Black Diamond, 5330 Yacht Haven Grande, Suite 100, St. Thomas, U.S. Virgin Islands 00802.

Item 2(c).	Citizenship:

Black Diamond is a Delaware limited liability company.  Mr. Deckoff is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

92553H803

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Page 5 of 9 Pages

Item 4.	Ownership:

All ownership information reported in this Item 4 is as of December 31, 2013.

BLACK DIAMOND AND MR. DECKOFF

Item 4(a)	Amount Beneficially Owned:

3,984,941 Shares.

Item 4(b)	Percent of Class:

19.2% (based upon 20,760,775 Shares outstanding, which is the total number of Shares outstanding as of November 1, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2013).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,984,941
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,984,941

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Two Black Diamond investment vehicles, GSC Recovery II, L.P. and GSC Recovery IIA, L.P., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Page 6 of 9 Pages

Item 10.	Certification:

Not applicable.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff

Page 8 of 9 Pages

 EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Viasystems Group, Inc. dated as of February 14, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

February 14, 2014

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff